FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For November 22, 2016

Commission File Number: 001-09266

National Westminster Bank PLC

135 Bishopsgate
London EC2M 3UR
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X	Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________
 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

NATIONAL WESTMINSTER BANK Plc
DIVIDEND ON SERIES C NON-CUMULATIVE PREFERENCE SHARES OF US$25 FOR THE THREE MONTHS TO 16 JANUARY 2017
The Directors have declared the specified dividend on the undernoted series of non-cumulative preference shares of US$25 each for the three months to 16 January 2017. Unless otherwise resolved by the Board, this dividend will be paid on 17 January 2017 at the undernoted rate to holders on the register at the close of business on 9 December 2016.
Series	Dividend payable per share
Series C	US$0.539075

22 November 2016
End

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 22 November 2016

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ Jan Cargill
Name:	Jan Cargill
Title:	Deputy Secretary